For Immediate Release:           Contact:  Daniel F. Hennessey
08-18-95                                   Chief Financial Officer
                                           (215) 881-1525


               MORTGAGE AND REALTY TRUST ANNOUNCES
             AGREEMENT IN PRINCIPLE ON RESTRUCTURING


     ELKINS PARK, PA. August 18, 1995 -- Mortgage and Realty Trust (NYSE:MRT) announced today that it had closed its consent solicitation for its prepackaged plan of reorganization and had commenced a case under chapter 11 of the bankruptcy code to implement the prepackaged plan of reorganization. The company had overwhelming support in the consent solicitation in favor of the prepackaged plan of reorganization.

     MRT is a self-administered real estate investment trust with a portfolio of over 72 commercial, industrial and other real estate assets. MRT has offices in Elkins Park, Pennsylvania and Burbank, California.


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